

BenguetCorp

BPGR-028-04
13 August 2004

Securities and Exchange Commission
Attention: Document Control
450 Fifth Street, NW
Washington, DC 20549

Gentlemen:

We would like to inform you that Benguet Corporation (BC) will not be able to file its Form 20-F on August 15, 2004. The delay in the submission of BC's 2003 audited financial statements was mainly due to the need to reconcile the new US SEC rules and those of the Philippine Generally Accepted Principles (GAAP). For the purpose of complying with said US SEC rules, BC's 2003 audited financial statements are already being reviewed by our local auditors' U.S. counterpart, Ernst & Young.

Please be assured that the management of BC is in close cooperation with BC's auditors in order that its 2003 audited FS will be finalized as soon as possible. We expect to submit said 2003 audited FS on or before August 31, 2004.

In view of the foregoing, we would like to request for a final extension of up to August 31, 2004 within which to submit BC's 2003 audited FS in compliance with your requirement.

Thank you.

Very truly yours,

BENGUET CORPORATION

By:

BENJAMIN PHILIP G. ROMUALDEZ
President/CEO

cc: Ms. Susan Sloan
NASDAQ Listing Qualifications
9600 Blackwell Road
Third Floor, Rockville, MD 20850

3/F One Corporate Plaza, 845 Arnaiz Avenue, 1223 Makati City
MCPO Box 3488 ☐ Tel.: 812-1380 ☐ Fax: (632) 813-6611